Exhibit (a)(8)

PEC SOLUTIONS, INC.
EMPLOYEE COMMUNICATION
MERGER QUESTION RESPONSES
MAY 9, 2005

Merger Strategy

1.	Was PEC for sale?

No, PEC was not looking for a buyer. However, once Nortel contacted us and presented their proposal, we came to the realization that this was an ideal opportunity for PEC. Dave Karlgaard has often expressed the strategic objective of growing our revenue and staff size to the point where we can compete more effectively with the larger players in our industry. The Nortel merger will put us much closer to that objective and very quickly will elevate us to a Tier 1 government technology solution provider. Further Nortel’s technology offerings in converged and wireless networking and security will complement our high-end services and allow us to provide a more complete solution to our clients. This merger will be a giant leap forward for PEC.

2.	What is motivating Nortel to make this acquisition?

Nortel was searching for a platform upon which to build and grow a U.S. subsidiary devoted to the Federal government networks and IT marketplace. In short, Nortel is seeking to acquire PEC because it is a well-managed company with best-in-class technical skills and because PEC provides an ideal platform for Nortel’s U.S. operations in the government market.

3.	What are Nortel’s plans for PEC?

Upon completion of the transaction, PEC Solutions will become Nortel PEC Solutions and PEC employees will continue as employees of Nortel PEC Solutions. Nortel PEC Solutions will be aligned with Nortel’s existing federal business and the combined organizations will be governed by an independent “proxy board” which will be established to mitigate U.S. Government restrictions Nortel now faces because of Canadian ownership (see the answer to Question 14 for more details about how those restrictions will be eliminated). Together, we will be able to pursue opportunities that neither organization could have addressed independently.

4.	Will PEC start offering new products from Nortel? If so, what?

Part of our business strategy going forward will be to provide technologies from Nortel and offer our clients a more complete solution to their information needs. Likewise, Nortel’s existing Federal business will now be able to offer PEC-sourced services to their clients. The details of this enhanced capability and the potential benefit to our clients will be refined post-merger.

Stock and Options

5.	What will happen to my PEC stock?

The merger agreement provides for Nortel to acquire PEC in a two-step transaction in which a cash tender offer will be made for all outstanding shares of PEC common stock at a price of $15.50 per share. The tender offer will be followed by a merger in which the holders of the remaining outstanding shares of PEC common stock will also receive $15.50 per share in cash (without interest for the time delay). Consummation of the transaction is subject to certain conditions, including the tender of a specified number of the shares of PEC, receipt of regulatory approvals, and other customary conditions. Once the tender offer commences, all PEC stockholders will receive paperwork from Nortel that describes the process in more detail.

6.	What about the Employee Stock Purchase Plan?

A notification has been sent to all current participants in the Employee Stock Purchase Plan (ESPP) detailing how the proposed transaction will impact the ESPP. Further contributions into the ESPP have been suspended and all current Option Periods have been closed. The ESPP will be terminated at the close of the merger. Participants will be entitled to receive a cash payment equal to the sum of their contributions plus an amount calculated using a formula in the merger agreement—representing the spread between the $15.50 per share merger price and price that would have been paid for PEC stock under the ESPP multiplied by the number of shares that would have been purchased with such contributions. For those interested in the details, a link to the notice to ESPP participants is set out below:

7.	I understand that this merger may affect my options. Please explain what happens to my options?

Unless otherwise subject to restriction, holders of vested options may exercise the options and sell the shares they receive in the market or tender the shares into the tender offer. While we cannot advise you with regard to exercising your options and/or timing, you should consult current market prices and carefully review the tender offer materials (including Nortel’s Offer to Purchase, Letter of Transmittal as well as PEC’s Solicitation / Recommendation Statement on Schedule 14D-9) before making any decisions because those documents contain important information. You may wish to consult with your personal financial planning and/or tax advisor to assist you in assessing this situation. Please provide at least five business days notice to Kimberly Muhlenberg in Finance and Accounting in connection with any option exercise to provide sufficient time to complete the issuance of stock certificates. Please note that any option exercise received after May 24, 2005 may not leave sufficient time for the shares certificates to be tendered prior to completion of the Offer. The basic procedures for exercising options are explained in the following FAQ document that resides on AccessPEC:

Upon completion of the merger, holders of vested options with an exercise price (established at time of option issuance) of less than the $15.50 per share tender offer price will receive for each option an amount in cash equal to $15.50 per share less the applicable option exercise price. Following the completion of the merger, holders of unvested options with an exercise price less than $15.50 per share, if and only to the extent the holder satisfies the existing vesting requirements in accordance with the terms of the applicable PEC stock option, will receive for each option an amount in cash equal to $15.50 per share less the applicable option exercise price on the applicable vesting date for those options.

Unvested and vested options with an exercise price at or above $15.50 per share will be cancelled as of the completion of the merger. More detailed information about stock options will be sent to employees who hold them in the near future. Except as expressly provided by the merger agreement, the outstanding PEC stock options are not altered or modified as a consequence of the merger agreement, the tender offer or the merger, and the applicable vesting periods will not be shortened, waived or otherwise accelerated in any way.

8.	Should we exercise our options now or wait until the deal is done and let Nortel buy them from us?

We cannot advise you with regard to decisions concerning exercising your options and/or timing. You should consult current market prices and carefully review the tender offer materials (including Nortel’s Offer to Purchase, Letter of Transmittal as well as PEC’s Solicitation / Recommendation Statement on Schedule 14D-9) before making any decisions because those documents contain important information. You may receive a copy of these documents at no charge from Georgeson Shareholder Communications at (800) 676-0216. You may wish to consult with your personal financial planning and/or tax advisor to assist you in assessing this situation. Please note that as described in the tender offer materials, Nortel’s obligations to complete the tender offer and the merger are subject to important conditions. We cannot assure you that these conditions will be satisfied.

9.	How will the purchase of my options be treated for tax purposes?

We can’t give you tax advice so you should ask your tax advisor for information specific to your situation. It is likely, however, that he or she will advise that the cash payments received in exchange for options would be treated as ordinary income for tax purposes. Similarly, we would expect that if options are exercised and then the shares are immediately sold, the proceeds would be treated as ordinary income for tax purposes. With respect to the ESPP, we would expect that there would be no tax consequences with respect to the return of contributions made to the ESPP, but that any additional cash payment made to you in excess of your contribution amount would be treated as ordinary income. You may wish to confirm this with your tax advisor.

10.	How is the recent accelerated vesting of underwater options affected?

On February 28, 2005, the Board of Directors of PEC accelerated the vesting of all underwater options (i.e., options that were issued at a price above $11.35). That action was not related to the merger in any way. If your option, which vested as a result of the acceleration, is now “in the money” (i.e., the option exercise price is below $15.50), it will be handled in the manner described in Question 7. If the option is still underwater or “out-of-the-money” (i.e., the option price exercise price is at or above $15.50), the option will be canceled when the merger closes.

11.	Will we still have our PEC stockholders meeting in May and what about the annual report?

The annual report and proxy statement relating to the annual meeting scheduled for May 25, 2005 have already been sent out to stockholders. As long as PEC remains a publicly traded company we have to meet all of the obligations imposed on us by the SEC and the Nasdaq Stock Market. However, as announced by press release on May 6, 2005, the annual meeting has been postponed indefinitely while the tender offer and merger are pending. If the merger closes as expected, the annual meeting will be cancelled.

Organization and Management

12.	Will there be any new members of management from Nortel?

Yes. The name that you have probably already seen in the press release is Chuck Saffell, President, Federal Network Solutions. Chuck Saffell will be the CEO of the combined organization that will result from the acquisition of PEC by Nortel. Prior to joining Nortel, Chuck Saffell held executive positions with SAIC and The Titan Corporation and was instrumental in Titan’s rapid growth in the government IT sector. Chuck Saffell retired from the US Navy in 1997 where he served as the Deputy Director for the Command, Control, Communications and Computer (C4) Systems Directorate for the Joint Chiefs of Staff in Washington DC. In addition, Bill Owens, Nortel’s Vice Chairman and Chief Executive Officer, was Vice Chairman of the Joint Chiefs of Staff and the second ranking military officer in the United States.

13.	Will our current management team stay in place?

The answer is generally yes, though some of us may have new roles in the new organization. We are currently working on those post-merger details. Current plans call for Dave Karlgaard to serve as Vice Chairman of the Proxy Board, Paul Rice to lead Nortel PEC Solutions, and Alan Harbitter to continue to assist Paul with that management responsibility and also serve as the Technology Control Officer for the overall organization. We anticipate that the PEC management team that currently reports to Paul will remain largely unchanged.

14.	What will happen to our Board of Directors?

As is typical in a merger, the composition of our Board of Directors will change. However, since we will be indirectly owned by a Canadian parent company and due to requirements imposed by the Defense Security Service (DSS) relating to our facility security clearances, the Board of the overall combined entity will be established as a “Proxy Board” consistent with the rules established by DSS. These rules require independence of the “proxy entity” from the parent foreign company in order to insulate it from foreign ownership, control or influence. The Proxy Board will provide the governance for Nortel PEC Solutions. We believe this structure will permit Nortel PEC Solutions to continue to do business with the security-related agencies of the Federal Government as fully and completely as we do today.

Benefits

15.	How will my pay and benefits (e.g., 401(k), profit sharing, ...) change?

At this time we do not anticipate significant changes to the aggregate employment terms and conditions of PEC employees after the merger, including compensation and benefits, except with regard to changes resulting from: termination of plans, such as PEC stock option and stock purchase plans that end normally as a result of the nature of this transaction; or changes applicable to employees of the current PEC subsidiaries which result from integration activities that PEC currently has underway. As we move forward after the acquisition, we will continue to look at this situation and make changes as appropriate to support and align with the business strategy and objectives of the combined Nortel federal business.

16.	Will we have a Nortel employee stock option or purchase plan?

We would expect by year-end that we will be looking into ways that we may participate in Nortel’s stock option and employee stock purchase plans, and hope to be able to offer those benefits to our employees going forward, subject to required approvals, including those of DSS and Nortel and the terms of those plans. Please note that after the merger, PEC stock will no longer be publicly traded. Shares of the Nortel Canadian parent corporation are publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “NT.”

Nortel

17.	Can you give us an overview of Nortel?

We expect that a lot of information will be coming out over the next several weeks. As an initial step we recommend visiting the Nortel web site at www.nortel.com. However, please keep in mind that after the merger, we will be doing business as Nortel PEC Solutions and a part of a new combined entity that will be a wholly owned U.S. subsidiary of Nortel Networks Inc., separated from the parent company by a Proxy Board (described in question 14).

18.	Does Nortel have a presence in the Federal marketplace? If so, what?

Yes. Nortel currently provides products and services to the Federal Government that are largely focused on telecommunications and networking.

19.	Since Nortel is based in Canada, will PEC have any restriction in doing business with the Federal Government or working on classified programs?

PEC currently maintains a Top Secret (“TS”) facility security clearance and has access to highly sensitive categories of classified information. A Proxy Board will be implemented in accordance with the requirements of the National Industrial Security Program Operating Manual (“NISPOM”) to insulate the new combined entity from the Canadian parent Nortel in order to mitigate the foreign ownership, control or influence (“FOCI”) resulting from the acquisition. The Proxy Board will be established in accordance with the terms of a Proxy Agreement that will be signed by Nortel (the Canadian parent corporation), Nortel Networks Inc. (Nortel’s U.S. subsidiary), Nortel PEC Solutions (the newly created combined entity), three individual Proxy Holders and the Department of Defense. The Proxy Agreement is the most restrictive FOCI mitigation arrangement available under the NISPOM and will permit Nortel PEC Solutions to continue to do business with the security related agencies of the Federal Government as fully and completely as we do today. After the acquisition, the company will continue to hold its TS facility security clearance and access authorizations.

Other Possible Changes

20.	Will there be layoffs as a result of this transaction?

The combination of strategic talent, service expertise, and the solutions portfolio that will be created when PEC is aligned with Nortel Federal Network Solutions is complementary and mutually advantageous to both PEC and Nortel. Nortel’s vision is to grow the business. Nortel anticipates few, if any, redundancies in solution sets and functions arising from the acquisition of PEC by Nortel. Where redundancies in functions occur, we believe in most cases there will be other opportunities for affected employees.

21.	Will jobs be moving to other locations?

At this time Nortel does not anticipate any change in PEC facilities or movement of PEC jobs to other locations. As a matter of fact, some of the managers and staff responsible for Nortel’s current Federal business will be relocating into PEC facilities.

22.	How will my job duties change?

As indicated above, we do not anticipate many redundancies in functions between Nortel’s and PEC’s current operations. Comprehensive integration planning will begin after completion of the transaction. Nortel’s strategy will include careful consideration of both Nortel’s and PEC’s current operations. As part of that planning, we will determine what, if any, changes in duties and responsibilities may be required.

23.	When will the merger close?

The transaction must be approved by certain U.S. Government regulatory organizations and the tender offer must proceed in accordance with rules established by the SEC. Subject to satisfaction of conditions to the Offer, it is currently expected that the tender offer will be complete on May 31, 2005 and that the merger transaction will be closed in June.

24.	What Federal regulations affect the transaction? What regulations affect us after the transaction closes?

You should carefully review the tender offer materials (including Nortel’s Offer to Purchase, Letter of Transmittal and PEC’s Recommendation / Solicitation Statement on Schedule 14D-9) that describe the tender offer and the merger in greater detail before making any decisions because those documents contain important information regarding the proposed acquisition, including regulatory matters. You may receive copies of these documents free of charge from Georgeson Shareholder Communications at 800-676-0216.

There are a number of federal laws and regulations that may affect the transaction. First, the tender offer is required to remain open for a minimum of 20 business days and is currently due to expire at midnight on May 31, 2005. Second, under the Hart-Scott-Rodino Act there is a filing that relates to the competitive impact of the acquisition under the anti-trust laws which requires a waiting period of at least fifteen days from a filing with the government. This period is expected to expire on May 18, 2005. Since Nortel is a Canadian company, there will also be filings or notifications under the Exon-Florio Act and other regulations which provides for a 30 day review period from the date of a filing with the government. This review period is currently scheduled to end on May 27, 2005. Based upon the current schedule, the review periods provided under the Hart-Scott-Rodino Act and the Exon-Florio Act would expire prior to May 31, 2005. In addition, there will be a filing with the Defense Security Service (DSS) relating to PEC’s facility clearances. (See Question 19 above). Completion of the tender offer is subject to satisfaction of conditions related to each of these matters.

Most of the regulations that apply to the operation of PEC today will continue to apply to the new Nortel PEC after the closing of the merger.

25.	What will happen to IITC and AC Tech, PEC’s wholly owned subsidiaries?

There will be little change in this regard—IITC and ACT will continue to be wholly owned subsidiaries of Nortel PEC Solutions.

26.	What are we telling our customers?

The PEC management team has developed a plan to communicate news of the acquisition by Nortel and creation of Nortel PEC Solutions to our clients. We are reassuring our clients, on a one-on-one basis, that the acquisition by Nortel will not change the level of quality, attention, and support that they have grown to expect from PEC. We anticipate that many of our clients will appreciate access to a broader range of services and will benefit directly from the creation of Nortel PEC Solutions.

This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other documents) and the solicitation / recommendation statement contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials have been or will be made available to all stockholders of PEC at no expense to them. In addition, all of those materials (and all other documents filed with the SEC) are available at no charge at the SEC’s website (http://www.sec.gov). Georgeson Shareholder Communications is serving as Information Agent for the tender offer and PEC stockholders wishing to receive copies of the Offer to Purchase and other tender offer materials may contact Georgeson at (212) 440-9800 or toll-free at (800) 676-0216. American Stock Transfer Trust Company is serving as Depositary for the tender offer.